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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                          ----------------------------

                                    FORM 8-A

                FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                     PURSUANT TO SECTION 12(b) OR (g) OF THE
                         SECURITIES EXCHANGE ACT OF 1934



                          INTERNET CAPITAL GROUP, INC.
                  ---------------------------------------------
             (Exact name of Registrant as specified in its charter)



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
                Delaware                                         23-2996071
----------------------------------------                     -------------------
(State of incorporation or organization)                      (I.R.S. Employer
                                                             Identification No.)



435 Devon Park Drive, Building 600, Wayne, PA                       19087
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   (Address of principal executive offices)                       (Zip code)
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       Securities to be registered pursuant to Section 12(b) of the Act:

      Title of each class                  Name of each exchange on which
      to be so registered                  each class is to be registered
      -------------------                  -------------------------------

 Series A Junior Participating             Nasdaq - National Market System
Preferred Stock Purchase Rights


        Securities to be registered pursuant to Section 12(g) of the Act:

                                      None
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         ITEM 1. DESCRIPTION OF REGISTRANT'S SECURITIES TO BE REGISTERED.

                  On November 22, 2000 (the "Rights Dividend Declaration Date"), the Board of Directors of Internet Capital Group, Inc., a Delaware corporation (the "Company"), declared a dividend of one right (a "Right") for each outstanding share of Common Stock, par value $.001 per share of the Company ("Common Stock"). The dividend is payable on December 6, 2000 (the "Record Date") to stockholders of record of shares of Common Stock at the close of business on the Record Date. The Board of Directors of the Company also authorized the issuance of one Right for each share of Common Stock issued after the Record Date and prior to the earliest of the Distribution Date (as defined below), the redemption of the Rights and the expiration of the Rights. Except as set forth below and subject to adjustment as provided in the Rights Agreement (as defined below), each Right entitles the registered holder thereof to purchase from the Company one ten-thousandth of a share of Series A Junior Participating Preferred Stock (the "Preferred Stock") of the Company, at an exercise price of $100.00 per Right (the "Purchase Price"). The description and terms of the Rights are set forth in a rights agreement, dated as of November 22, 2000 (the "Rights Agreement"), between the Company and ChaseMellon Shareholder Services, L.L.C., a New Jersey limited liability company, as rights agent (the "Rights Agent").

                  Initially, the Rights will not be exercisable, certificates will not be sent to stockholders and the Rights will automatically trade with the shares of Common Stock.

                  The Rights will separate from the Common Stock and a Distribution Date will occur upon the earlier of (A) the close of business on the tenth day after the first date of a public announcement that a person or group of affiliated or associated persons has acquired, or obtained the right to acquire, beneficial ownership of fifteen percent (15%) or more of the shares of Common Stock then outstanding (the date of such announcement being the "Stock Acquisition Date" and the person or persons acquiring the applicable percentage or more of outstanding Common Stock being an "Acquiring Person"), or (B) the close of business on the tenth business day (or such later date as the Board shall determine) after the date that a tender or exchange offer by a person (other than the Company, any subsidiary of the Company, any employee benefit plan of the Company or of any subsidiary of the Company, or any person or entity organized, appointed or established by the Company for or pursuant to the terms of any such plan) is first published, sent or given, if upon consummation thereof, such person would become an Acquiring Person (the earlier of such dates being called the "Distribution Date").

                  Until the Distribution Date, (i) the Rights will be evidenced by the Common Stock certificates and will be transferred with and only with such Common Stock certificates, (ii) Common Stock certificates issued after the Record Date will contain a notation incorporating the Rights Agreement by reference and (iii) the surrender for transfer of any certificates for shares of Common Stock outstanding will also constitute the transfer of the Rights associated with the Common Stock represented by such certificates.
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                  The Rights are not exercisable until the Distribution Date and, unless earlier redeemed by the Company as described below, will expire at the close of business on November 22, 2010.

                  As soon as practicable after the Distribution Date, Rights Certificates will be mailed to holders of record of the Common Stock as of the close of business on the Distribution Date and, thereafter, the separate Rights Certificates alone will represent the Rights. All shares of Common Stock issued prior to the Distribution Date will be issued with Rights. Shares of Common Stock issued after the Distribution Date will be issued with Rights if such shares are issued pursuant to the exercise of stock options or under an employee benefit plan, or upon the conversion of securities issued after adoption of the Rights Agreement. Except as otherwise determined by the Board of Directors, no other shares of Common Stock issued after the Distribution Date will be issued with Rights.

                  In the event that any person at any time after the Rights Dividend Declaration Date shall become an Acquiring Person (except pursuant to an offer for all outstanding shares of Common Stock which the independent directors determine to be fair to and otherwise in the best interests of the Company and its stockholders), each holder of a Right will thereafter have the right to receive, upon exercise, Common Stock (or, in certain circumstances, cash, property or other securities of the Company) having a value equal to three times the Exercise Price of the Right. The Exercise Price is the Purchase Price multiplied by the number of shares of Common Stock issuable upon exercise of a Right prior to any of the events described in this paragraph (initially, one). Notwithstanding any of the foregoing, following the occurrence of any of the events set forth in this paragraph, all Rights that are, or (under certain circumstances specified in the Rights Agreement) were, beneficially owned by any Acquiring Person will be null and void. However, Rights are not exercisable following the occurrence of any of the events set forth above until such time as the Rights are no longer redeemable by the Company as set forth below.

                  For example, at an exercise price of $100.00 per Right, each Right not owned by an Acquiring Person (or by certain related parties) following an event set forth in the preceding paragraph would entitle its holder to purchase $300.00 worth of Common Stock (or other consideration, as noted above) for $100.00. Assuming that the Common Stock had a per share value of $10.00 at such time, the holder of each valid Right would be entitled to purchase 30 shares of Common Stock for $100.00.

                  In the event that, at any time following the Stock Acquisition Date, (i) the Company is acquired in a merger or other business combination transaction, (ii) any person merges with and into the Company and the Company shall be the surviving entity and in connection with the merger all or a part of the Company's common stock shall be changed into or exchanged for other securities, cash or other property, or (iii) 50% or more of the Company's assets or earning power is sold or transferred, each holder of a Right (except Rights which previously have been voided as set forth above) shall thereafter have the right to receive, upon exercise, common stock of the acquiring company having a value equal to three times the exercise price of the Right. Clauses (i) and (ii) of the preceding sentence will not apply to a
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merger which follows an offer approved by the independent directors in the manner described in the second preceding paragraph. The events set forth in this paragraph and in the second preceding paragraph are referred to as the "Triggering Events."

                  The Purchase Price payable, and the number of shares of Preferred Stock or other securities or property issuable, upon exercise of the Rights are subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of, the Preferred Stock, (ii) if holders of the Preferred Stock are granted certain rights or warrants to subscribe for shares of Preferred Stock or convertible securities at less than the current market price of the Preferred Stock or (iii) upon the distribution to holders of the Preferred Stock of evidences of indebtedness or assets (excluding regular quarterly cash dividends) or of subscription rights or warrants (other than those referred to above).

                  With certain exceptions, no adjustment in the Purchase Price will be required until cumulative adjustments amount to at least 1% of the Purchase Price. No fractional shares of Common Stock will be issued and, in lieu thereof, an adjustment in cash will be made based on the market price of the Common Stock on the last trading date prior to the date of exercise.

                  At any time until ten days following the Stock Acquisition Date or the Final Expiration Date, the Company may redeem the Rights in whole, but not in part, at a price of $.00001 per Right (payable, at the election of the Company, in cash, Common Stock or such other consideration as the Board of Directors may determine). At any time after any person becomes an Acquiring Person, at the election of the Board of Directors of the Company, the outstanding Rights (other than those beneficially owned by an Acquiring Person or an affiliate or associate of an Acquiring Person) may be exchanged, in whole or in part, for shares of Common Stock at an exchange ratio of one share of Common Stock per Right. Immediately upon the action of the Board of Directors of the Company authorizing any such exchange, and without any further action or any notice, the Rights (other than Rights which are not subject to such exchange) will terminate and the Rights will only enable holders to receive the shares issuable upon such exchange.

                  Until a Right is exercised, the holder thereof, as such, will have no rights as a stockholder of the Company, including, without limitation, the right to vote or to receive dividends. While the distribution of the Rights will not be taxable to stockholders or to the Company, stockholders may, depending upon the circumstances, recognize taxable income in the event that the Rights become exercisable for Common Stock (or other consideration) of the Company or for common stock of the acquiring company as set forth above.

                  At any time prior to the Distribution Date, the Company may, without the approval of any holder of the Rights, supplement or amend any provision of the Rights Agreement. Thereafter, the Rights Agreement may be amended only to cure ambiguities, to correct inconsistent provisions, to shorten or lengthen any time period thereunder or in ways that do not adversely affect the Rights holders (other than an Acquiring Person). From and after the Distribution Date, the Rights Agreement may not be amended to lengthen (A) a time period relating to when the Rights may be redeemed at such time as the Rights are not then redeemable,
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or (B) any other time period unless such lengthening is for the purpose of protecting, enhancing or clarifying the rights of, and/or the benefits to, the holders of Rights (other than an Acquiring Person).

                  Each share of outstanding Common Stock on December 6, 2000 will have one Right attached thereto. Until the Distribution Date, the Company will issue one Right with each share of Common Stock that shall become outstanding so that all such shares will have attached Rights.

                  The Rights have certain antitakeover effects. The Rights will cause substantial dilution to a person or group that attempts to acquire the Company without conditioning the offer on a substantial number of Rights being acquired. Accordingly, the existence of the Rights may deter certain acquirors from making takeover proposals or tender offers. However, the Rights are not intended to prevent a takeover, but rather are designed to enhance the ability of the Board of Directors to negotiate with an acquiror on behalf of all of the stockholders. In addition, the Rights should not interfere with a proxy contest.

                  The Rights Agreement between the Company and the Rights Agent specifying the terms of the Rights, which includes as Exhibit A the Certificate of Designations, Preferences and Rights of Series A Junior Participating Preferred Stock and as Exhibit B the Form of Rights Certificate, is attached hereto as an exhibit and incorporated herein by reference. The foregoing description of the Rights does not purport to be complete and is qualified in its entirety by reference to such exhibit.
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ITEM 2 EXHIBITS.

         Exhibit Number    Description of Exhibit

1.1 Rights Agreement, dated as of November 22, 2000, between Internet Capital Group, Inc. and ChaseMellon Shareholder Services, L.L.C., as Rights Agent, which includes as Exhibit B the Form of Right Certificate.
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SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused the registration statement to be signed on its behalf by the undersigned, thereto duly authorized.




                                INTERNET CAPITAL GROUP, INC.



                                By:       /s/ Henry N. Nassau
                                   -----------------------------------------
                                   Name:  Henry N. Nassau
                                   Title: Managing Director & General Counsel


Dated:  December 1, 2000
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                                  EXHIBIT INDEX


Exhibit No.,
As provided
in Item 601
Exhibit Number                      Description
--------------                      -----------

1.1 Rights Agreement, dated as of November 22, 2000, between Internet CapitalGroup, Inc. and ChaseMellon Shareholder Services, L.L.C., as Rights Agent, which includes as Exhibit B thereto the Form of Right Certificate.